     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE  2, 2000


                                                      REGISTRATION NO. 333-90311

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                 ON FORM S-3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   ETOYS INC.

             (Exact Name of Registrant as Specified in Its Charter)
                            ------------------------


              DELAWARE                                                                     95-4633006
   (State or Other Jurisdiction of                                                      (I.R.S. Employer
   Incorporation or Organization)                                                    Identification Number)


                        3100 OCEAN PARK BLVD., SUITE 300
                             SANTA MONICA, CA 90405
                                 (310) 664-8100

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                            ------------------------


                              PETER JUZWIAK, ESQ.
                                GENERAL COUNSEL
                                   ETOYS INC.
                        3100 OCEAN PARK BLVD., SUITE 300
                             SANTA MONICA, CA 90405
                                 (310) 664-8100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                            ------------------------

                                   COPIES TO:

                              GREGG A. NOEL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                                 (213) 687-5000
                            ------------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------


    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /



    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest renewal plans, check the following box. /X/



    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________



    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL
THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO
SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 2, 2000


PROSPECTUS

                                     [LOGO]

                                  $150,000,000

                                   ETOYS INC.

           6.25% Convertible Subordinated Notes due December 1, 2004

                               ------------------

    The Selling Securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.


    You may convert the notes into shares of common stock of eToys at any time before their maturity unless we have previously redeemed or repurchased them. The notes will mature on December 1, 2004. The conversion rate is
13.5323 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $73.90 per share. On May 30, 2000, the last reported sale price for the common stock on The Nasdaq National Market was $5.06 per share. The common stock is quoted under the symbol "ETYS".


    eToys will pay interest on the notes on December 1 and June 1 of each year. The first interest payment will be made on June 1, 2000. The notes are subordinated in right of payment to all Senior Debt (as that term is defined in this prospectus) of eToys. The notes are issued only in denominations of $1,000 and integral multiples of $1,000.

    On or after December 1, 2002, eToys has the option to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this offering circular. In the event of a Change in Control, as that term is defined in this prospectus, you may require eToys to repurchase any notes held by you.

    The notes are evidenced by global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described herein, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

    Our corporate offices are located at 3100 Ocean Park Boulevard, at Suite 300, Santa Monica, CA 90405. Our telephone number at that location is
(310) 664-8100.


    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES.



    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------


                  The date of this prospectus is June 2, 2000.

                               TABLE OF CONTENTS
                                   PROSPECTUS



                                                                PAGE
                                                              --------
Risk Factors................................................       3

Information Regarding Forward-Looking Statements............      18

The Company.................................................      19

Use of Proceeds.............................................      20

Ratio of Earnings to Fixed Charges..........................      20

Description of the Notes....................................      21

Description of Capital Stock................................      36

Selling Securityholders.....................................      39

Plan of Distribution........................................      41

Certain Federal Income Tax Consequences.....................      43

Legal Matters...............................................      44

Experts.....................................................      44

Where You Can Find More Information.........................      44

                                  RISK FACTORS



    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN THE NOTES OR SHARES OF OUR COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.


    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE NOTES AND OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT.

    We were incorporated in November 1996. We began selling products on our Web site in October 1997. As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW.


    We expect operating losses and negative cash flow to continue for the foreseeable future. Among other things, the sources of such losses will include costs and expenses related to:


- brand development, marketing and other promotional activities;

- the expansion of our inventory management and distribution operations;

- the continued development of our Web site and consumer-driven technology, transaction processing systems and our computer network;

- the expansion of our product offerings and Web site content;


- development of relationships with strategic business partners;



- international expansion of our operations; and



- assimilation of operational personnel acquired with BabyCenter.



    As of March 31, 2000, we had an accumulated deficit of $220.5 million. We incurred net losses of $48.4 million for the quarter ended March 31, 2000 and $189.6 million for the year ended March 31, 2000.


    Also, as a result of our acquisition of BabyCenter, we have recorded a significant amount of goodwill, the amortization of which will significantly reduce our earnings and profitability for the foreseeable future. The recorded goodwill of approximately $189.0 million is being amortized over a five-year period. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to earlier write-off. In such event, our net loss in any given period could be greater than anticipated and the market price of the notes and our stock could decline.

    Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. For more details, see the sections "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" each of which is incorporated by reference into this Prospectus, and below under the heading "As a Result of This Offering, We Will Have a Significant Amount of Debt and May Have Insufficient Cash Flow to Satisfy Our Debt Service Obligations. In Addition, the Amount of Our Debt Could Impede Our Operations and Flexibility".


ANY FAILURE BY US TO SUCCESSFULLY EXPAND OUR DISTRIBUTION OPERATIONS WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    Any failure by us to successfully expand our distribution operations to accommodate increases in demand and customer orders would have a material adverse effect on our business prospects, financial condition and operating results. Under such circumstances, the material adverse effects may include, among other things, an inability to increase net sales in accordance with the expectations of securities analysts and investors; increases in costs that we may incur to meet customer expectations; increases in fulfillment expenses if we are required to rely on more expensive fulfillment systems than anticipated or incur additional costs for balancing merchandise inventories among multiple distribution facilities; loss of customer loyalty and repeat business from customers if they become dissatisfied with our delivery services; and damage to our reputation and brand image arising from uncertainty with respect to our distribution operations. These risks are greatest during the fourth calendar quarter of each year, when our sales increase substantially relative to other quarters and the demand on our distribution operations increases proportionately. In addition, consistent with industry practice for online retailers, we notify our customers via our Web site that we cannot guarantee all products ordered after a specified date in December will be delivered by Christmas day, which may deter potential customers from purchasing from us following that date. Since our limited operating history makes it difficult to accurately estimate the number of orders that may be received during the fourth calendar quarter, we may experience either inadequate or excess fulfillment capacity during this quarter, either of which could have a material adverse impact on us. The occurrence of one or more of these events would be likely to cause the market price of the notes and our common stock to decline.


    We currently conduct our distribution operations through five facilities operated by us, consisting of an approximately 105,000 square foot facility in Commerce, California; an approximately 438,500 square foot facility in Pittsylvania County, Virginia; an approximately 272,000 square foot facility in Greensboro, North Carolina; an approximately 75,000 square foot facility in San Francisco, California; and an approximately 46,000 square foot facility in Swindon, England. Commencing in the fall of 2000, we also plan to conduct distribution operations from an approximately 763,000 square foot facility in Ontario, California that is currently being developed, to augment our Virginia facility with an additional 715,000 square foot facility adjacent to the existing facility, and to cease distribution operations at the San Francisco facility described above. We have also entered into a lease for an approximately 108,000 square foot distribution facility in Belgium. On March 31, 2000, we terminated our relationship with Fingerhut Business Services, Inc., a third-party provider of distribution services. We have in the past and continue to devote substantial resources to the expansion of our distribution operations among these facilities. This expansion may cause disruptions in our business as well as unexpected costs. We are not experienced with coordinating and managing distribution operations in geographically distant locations. This may result in increased costs as we seek to meet customers' expectations, balance merchandise inventories among our distribution facilities and take other steps that may be necessary to meet the demands placed on our distribution operations, particularly during the fourth calendar quarter of the year. Despite the fact that we devote substantial resources to the expansion and refinement of our distribution operations, there can be no assurance that our existing or future distribution operations will be sufficient to accommodate increases in demand and customer orders.


IF WE EXPERIENCE PROBLEMS IN OUR DISTRIBUTION OPERATIONS, WE COULD LOSE
CUSTOMERS.

    We rely upon third-party carriers for product shipments, including shipments to and from our distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely and accurate manner would damage our reputation and brand. We also depend upon temporary employees to adequately staff our distribution facilities, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, we could lose customers.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF THE NOTES AND OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

    Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the notes and our common stock may decline significantly.

    Factors that may harm our business or cause our operating results to fluctuate include the following:

    - our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

    - decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

    - the mix of children's products, including toys, video games, books, software, videos, music and baby-oriented products sold by us;

    - seasonality;

    - our inability to manage inventory levels or control inventory shrinkage;

    - our inability to manage our distribution operations;

    - our inability to adequately maintain, upgrade and develop our Web site, the systems that we use to process customers' orders and payments or our computer network;

    - the ability of our competitors to offer new or enhanced Web sites, services or products;

    - price competition;

    - an increase in the level of our product returns;

    - fluctuations in the demand for children's and baby products associated with movies, television and other entertainment events;

    - our inability to obtain popular children's products, including toys, video games, books, software, videos, music and baby-oriented products from our vendors;

    - fluctuations in the amount of consumer spending on children's products, including toys, video games, books, software, videos, music and baby-oriented products;

    - the termination of existing or failure to develop new marketing relationships with key business partners;

    - the extent to which we are not able to participate in cooperative advertising campaigns with major brand names as we have done in the past;

    - increases in the cost of online or offline advertising;

    - the amount and timing of operating costs and capital expenditures relating to expansion of our operations, including international expansion;

    - unexpected increases in shipping costs or delivery times, particularly during the holiday season;

    - technical difficulties, system downtime or Internet brownouts;

    - government regulations related to use of the Internet for commerce or for sales and distribution of children's products, including toys, video games, books, software, videos, music and baby-oriented products; and

    - economic conditions specific to the Internet, online commerce and the children's and baby products industries.


    A number of factors will cause our gross margins to fluctuate in future periods, including the mix of children's products, including toys, video games, books, software, videos, music and baby-oriented products sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods. For more details, see the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is incorporated by reference into this Prospectus.


BECAUSE WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR NET SALES, OUR QUARTERLY RESULTS WILL FLUCTUATE AND OUR ANNUAL RESULTS COULD BE BELOW EXPECTATIONS.

    We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in the future.

    In anticipation of increased sales activity during the fourth calendar quarter, we hire a significant number of temporary employees to bolster our permanent staff and we significantly increase our inventory levels. For this reason, if our net sales were below seasonal expectations during this quarter, our annual operating results could be below the expectations of securities analysts and investors.


    Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of such seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. For more details, see the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is incorporated into this Prospectus by reference.

WE FACE SIGNIFICANT INVENTORY RISK BECAUSE CONSUMER DEMAND CAN CHANGE FOR PRODUCTS BETWEEN THE TIME THAT WE ORDER PRODUCTS AND THE TIME THAT WE RECEIVE THEM.

    We carry a significant level of inventory. As a result, the rapidly changing trends in consumer tastes in the market for children's products, including toys, video games, books, software, videos, music and baby-oriented products, subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and do not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular toys and other products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.


    In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks. For more details, see the sections "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" each of which is incorporated by reference into this Prospectus.


BECAUSE WE DO NOT HAVE LONG-TERM OR EXCLUSIVE VENDOR CONTRACTS, WE MAY NOT BE ABLE TO GET SUFFICIENT QUANTITIES OF POPULAR CHILDREN'S PRODUCTS IN A TIMELY MANNER. AS A RESULT, WE COULD LOSE CUSTOMERS.

    If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below expectations. Our success depends on our ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, we do not have long-term or exclusive arrangements with any vendor or distributor that guarantee the availability of toys or other children's products for resale. Therefore, we do not have a predictable or guaranteed supply of toys or other products.

TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPROVE AND IMPLEMENT FINANCIAL AND MANAGERIAL CONTROLS AND REPORTING SYSTEMS AND PROCEDURES. IF WE ARE UNABLE TO DO SO SUCCESSFULLY, OUR RESULTS OF OPERATIONS WILL BE IMPAIRED.


    Our rapid growth in personnel and operations has placed, and will continue to place, a significant strain on our management, information systems and resources. In addition, with the acquisition of BabyCenter, we added over 160 new employees, including managerial, technical and operations personnel, and have been required to assimilate substantially all of BabyCenter's operations into our operations. Further, during 1999 and 2000, we continued to expand our distribution operations, which now include five facilities operated by us, consisting of an approximately 105,000 square foot facility in Commerce, California; an approximately 438,500 square foot facility in Pittsylvania County, Virginia; an approximately 272,000 square foot facility in Greensboro, North Carolina; an approximately 75,000 square foot facility in San Francisco, California; and an approximately 46,000 square foot facility in Swindon, England. Commencing in the fall of 2000, we also plan to conduct distribution operations from an approximately 763,000 square foot facility in Ontario, California that is currently being developed, to augment our Virginia facility with an additional 715,000 square foot facility adjacent to the existing facility, and to cease distribution operations at the San Francisco facility described above. We have also entered into a lease for an approximately 108,000 square foot distribution facility in Belgium. This expansion may cause disruptions in our business as well as unexpected costs. We are not experienced with coordinating and managing distribution operations in geographically distant locations.


    In order to manage this growth effectively, we need to continue to improve our financial and managerial controls and reporting systems and procedures. If we continue to experience a significant increase in the number of our personnel and expansion of our distribution operations, our existing management team may not be able to effectively train, supervise and manage all of our personnel or effectively oversee all of our distribution operations. In addition, our existing information systems may not be able to handle adequately the increased volume of information and transactions that would result from increased growth. Our failure to successfully implement, improve and integrate these systems and procedures would cause our results of operations to be below expectations.

RISK OF INTERNATIONAL EXPANSION


    In October 1999, we launched eToys.co.uk, which serves customers in the United Kingdom, and in November 1999, we began serving all provinces of Canada through our eToys.com store. We also offer content and community to parents and expectant parents through BabyCentre.co.uk. Our European operations are conducted through a Netherlands subsidiary, and we are exploring opportunities to separately finance its operations and will continue to expand our presence in foreign markets in a manner consistent with the availability and extent of such financing opportunities.


    We have relatively little experience in purchasing, marketing and distributing products or services for these markets and may not benefit from any first-to-market advantages. It will be costly to establish international facilities and operations, promote our brand internationally, and develop localized Web sites and stores and other systems. We may not succeed in our efforts in these countries. If net sales from international activities do not offset the expense of establishing and maintaining foreign operations, our business prospects, financial condition and operating results will suffer.

    As the international online commerce market continues to grow, competition in this market will likely intensify. In addition, governments in foreign jurisdictions may regulate Internet or other online services in such areas as content, privacy, network security, encryption or distribution. This may affect our ability to conduct business internationally.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

    The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new Web sites at a relatively low cost. In addition, the children's products industries, including toy, video game, books, software, video, music and baby-oriented products, are intensely competitive.

    We currently or potentially compete with a variety of other companies, including:

    - other online companies that include toys and children's and baby products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com, Reel.com, iBaby, BabyCatalog.com, iVillage and Women.com;

    - traditional store-based toy and children's and baby products retailers such as Toys R Us, FAO Schwarz, Zany Brainy, Noodle Kidoodle, babyGap, GapKids, Gymboree, KB Toys, The Right Start and Babies R Us;

    - major discount retailers such as Wal-Mart, Kmart and Target;

    - online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart, FAO Schwarz, babyGap, GapKids, KB Toys (i.e., KB Kids) and Gymboree;

    - physical and online stores of entertainment entities that sell and license children and baby products, such as The Walt Disney Company and Warner Bros.;

    - catalog retailers of children's and baby products as well as products for toddlers and expectant mothers;

    - vendors or manufacturers of children's and baby products that currently sell some of their products directly online, such as Mattel and Hasbro;

    - Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

    - various smaller online retailers of children's and baby products, such as BrainPlay.com, Red Rocket and ToySmart.com.

    Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or suppliers of children's products, including toys, video games, books, software, video, music and baby-oriented products as the use of the Internet and other online services increases.


    Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. For more details, see the section "Business" which is incorporated by reference into this Prospectus.


IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD FAIL TO ATTRACT NEW CUSTOMERS.

    Any new department or product category that is launched or acquired by us, such as BabyCenter, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. The expansion of our business to include BabyCenter or any other new department or product category will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies, although we have no present understandings, commitments or agreements with respect to any material acquisitions or investments.

IF WE DO NOT SUCCESSFULLY EXPAND OUR WEB SITE AND THE SYSTEMS THAT PROCESS CUSTOMERS' ORDERS, WE COULD LOSE CUSTOMERS AND OUR NET SALES COULD BE REDUCED.

    If we fail to rapidly upgrade our Web site in order to accommodate increased traffic, we may lose customers, which would reduce our net sales. Furthermore, if we fail to rapidly expand the computer systems that we use to process and ship customer orders and process payments, we may not be able to successfully distribute customer orders. As a result, we could lose customers and our net sales could be reduced. In addition, our failure to rapidly upgrade our Web site or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions, which we believe will continue to occur, while enhancing and expanding these computer systems.

OUR FACILITIES AND SYSTEMS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED PROBLEMS. THE OCCURRENCE OF A NATURAL DISASTER OR OTHER UNEXPECTED PROBLEM COULD DAMAGE OUR REPUTATION AND BRAND AND REDUCE OUR NET SALES.


    We are vulnerable to natural disasters and other unanticipated problems that are beyond our control. Our office facilities in Southern California, Northern California and London, England, house substantially all of our product development and information systems. Our third-party Web site hosting facilities located in Sunnyvale, California and Herndon, Virginia, house substantially all of our computer and communications hardware systems. Our distribution facilities located in California, North Carolina, Virginia and England house substantially all of our product inventory. A natural disaster, such as an earthquake, or harsh weather or other comparable problems that are beyond our control could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders. Any such interruptions or delays at these facilities would reduce our net sales. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquakes and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facilities to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could damage our reputation and brand and impair our business.


OUR NET SALES COULD DECREASE IF OUR ONLINE SECURITY MEASURES FAIL.

    Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.


    Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, denial of service attacks and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

OUR NET SALES AND GROSS MARGINS WOULD DECREASE IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.

    A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not carry insurance against this risk. We have developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, to date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

WE FACE THE RISK OF INVENTORY SHRINKAGE.

    If the security measures we use at our distribution facilities do not reduce or prevent inventory shrinkage, our gross profit margin may decrease. We have undertaken a number of measures designed to address inventory shrinkage, including the installation of enhanced security measures at our distribution facilities. These measures may not successfully reduce or prevent inventory shrinkage in future periods. Our failure to successfully improve the security measures we use at our distribution facilities may cause our gross profit margins and results of operations to be significantly below expectations in future periods.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE CUSTOMERS.

    If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete.

    To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS.


    Other parties may assert infringement or unfair competition claims against us. In the past, a toy distributor using a name similar to ours sent us notice of a claim of infringement of proprietary rights, which claim was subsequently withdrawn. We have also received a claim from the holders of a home shopping video catalog patent and a remote query communication system patent that our Internet marketing program and Web site operations, respectively, infringe such patents, and BabyCenter has received a claim from the holder of an automated registry patent that its Web site infringes such patent. We expect to receive other notices from other third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.


IF THE PROTECTION OF OUR TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BRAND AND REPUTATION COULD BE IMPAIRED AND WE COULD LOSE CUSTOMERS.

    The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. We currently hold registered trademarks for "eToys" and "BabyCenter". Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND RESULT IN A REDUCTION IN NET SALES.


    The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Edward C. Lenk, our President, Chief Executive Officer and Chairman of the Board. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel as well as the successful integration of BabyCenter's management with our senior management team. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.



THERE ARE RISKS ASSOCIATED WITH THE BABYCENTER MERGER AND OTHER POTENTIAL ACQUISITIONS. AS A RESULT, WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE BABYCENTER MERGER AND OTHER POTENTIAL ACQUISITIONS.



    We may not realize the anticipated benefits from the BabyCenter merger.



    In February 2000, we announced that we were uniting our baby businesses, which then consisted of BabyCenter and the Baby Store at eToys, under the BabyCenter brand. As part of this initiative, we have directed all eToys customers seeking baby-related content and commerce to the BabyCenter.com site. In addition, we will move all BabyCenter commerce functions, such as distribution and customer service, from San Francisco to Southern California. The transition, which is expected to be completed during the summer of 2000, will reduce overlapping positions at BabyCenter and relocate other positions to eToys.



    We may not be able to successfully assimilate BabyCenter's additional personnel, operations, acquired technology and products into our business. The merger may further strain our existing financial and managerial controls and reporting systems and procedures. In addition, key BabyCenter personnel may decide not to work for us. These difficulties could disrupt our ongoing business, distract management and employees or increase our expenses. Further, the physical expansion in facilities that has occurred as a result of this merger may result in disruptions that seriously impair our business. In particular, we have operations in multiple facilities in geographically distant areas. We are not experienced in managing facilities or operations in geographically distant areas.


    If we are presented with appropriate opportunities, we intend to make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we buy another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to the BabyCenter merger. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which would be dilutive to us or our existing securityholders and could affect the price of the notes and our common stock.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SECURITYHOLDERS.

    Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our securityholders.

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

    - the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    - on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

    A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.


    Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our Amended and Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Commencing on the record date for our first annual meeting of stockholders on which we have at least 800 stockholders, which is expected to be the record date for our annual meeting held in 2000, our Amended and Restated Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

                         RISKS RELATED TO OUR INDUSTRY

IF WE ARE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD LOSE CUSTOMERS.


    We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Web site. We currently hold various relevant domain names, including the "eToys.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.


WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.


    The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material, and the Federal Trade Commission's Children's Online Privacy Protection Act became effective April 21, 2000. The European Union recently enacted its own privacy regulations. In addition, we are subject to existing federal, state and local regulations pertaining to consumer protection, such as the Federal Trade Commission's Mail and Telephone Order Rule. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any failure by us to comply with the rules and regulations applicable to our business could result in action being taken against us that could have a material adverse effect on our business and results of operations.


    In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.

    As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In particular, our BabyCenter Web site offers a variety of content for new and expectant parents, including content relating to pregnancy, fertility and infertility, nutrition, child rearing and related subjects. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance to cover claims of these types, there can be no assurance that such insurance will be adequate to indemnify us for all liability that may be imposed on us.

OUR NET SALES COULD DECREASE IF WE BECOME SUBJECT TO SALES AND OTHER TAXES.

    If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside California could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.

                      RISKS RELATED TO SECURITIES MARKETS

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.


    We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock or the notes and our stockholders will experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. Significant volatility in the stock markets, particularly with respect to Internet stocks, may increase the difficulty of raising additional capital. Although we believe that the net proceeds from the issuance of the notes, together with current cash, cash equivalents and cash that may be generated from operations, will be sufficient to meet our anticipated cash needs through March 31, 2001, there can be no assurance to that effect.


THE MARKET PRICES OF THE NOTES AND OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SECURITYHOLDERS.


    The market prices for the notes and our common stock have been and are likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:


    - actual or anticipated variations in our quarterly operating results;

    - announcements of technological innovations, increased cost of operations or new products or services by us or our competitors;

    - changes in financial estimates by securities analysts;

    - conditions or trends in the Internet and/or online commerce industries;

    - changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;


    - volatility in the stock markets, particularly with respect to Internet stocks, and decreases in the availability of capital for Internet-related businesses;


    - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    - additions or departures of key personnel;

    - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

    - potential litigation.

    From May 20, 1999 (the first day of public trading of our common stock), through March 31, 2000, the high and low sales prices for our common stock fluctuated between $84.50 and $8.84. On May 30, 2000, the closing price of our common stock was $5.06. In the past, following periods of volatility in the market price of their securities, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the prices of the notes and our common stock to fall.


                       RISKS RELATED TO THE NOTE OFFERING

AS A RESULT OF THE NOTE OFFERING, WE HAVE A SIGNIFICANT AMOUNT OF DEBT AND MAY HAVE INSUFFICIENT CASH FLOW TO SATISFY OUR DEBT SERVICE OBLIGATIONS. IN ADDITION, THE AMOUNT OF OUR DEBT COULD IMPEDE OUR OPERATIONS AND FLEXIBILITY.


    As a result of the note offering, we have a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, including from cash and cash equivalents on hand, we will be in default under the terms of the indenture which could, in turn, cause defaults under our other existing and future debt obligations. For more details regarding our ability to make payments on the notes, see the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is incorporated by reference into this Prospectus.


    Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

    - limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

    - limiting our flexibility in planning for, or reacting to, changes in our business;

    - placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

    - making us more vulnerable to a downturn in our business or the economy generally;

    - requiring us to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, instead of contributing those funds to other purposes such as working capital and capital expenditures; and

    - requiring us to maintain specific financial ratios and comply with other restrictive covenants in our existing and future agreements governing our debt obligations.

    To be able to meet our debt service requirements we must successfully implement our business strategy. We cannot assure you that we will successfully implement our business strategy or that we will be able to generate sufficient cash flow from operating activities to meet our debt service obligations and working capital requirements. Our ability to meet our obligations will be dependent upon our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors.


    To implement our business strategy, we will need to seek additional financing. If we are unable to obtain such financing on terms that are acceptable to us, we could be forced to dispose of assets to make up for any shortfall in the payments due on our debt under circumstances that might not be favorable to realizing the highest price for those assets. A substantial portion of our assets consist of intangible assets, the value of which will depend upon a variety of factors, including without limitation, the success of our business. As a result, we cannot assure you that our assets could be sold quickly enough, or for amounts sufficient, to meet our obligations, including our obligations under the notes.

WE MAY BE UNABLE TO REPURCHASE THE NOTES UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control of eToys, we are required to offer to repurchase all outstanding notes. Although the indenture allows us, subject to satisfaction of certain conditions, to repurchase the notes using shares of our common stock, if a change of control were to occur, our ability to repurchase the notes with cash will depend on the availability of sufficient funds and compliance with the terms of any debt ranking senior to the notes. Our failure to repurchase tendered notes upon a change of control would constitute an event of default under the indenture, which could result in the acceleration of the maturity of the notes and all of our other outstanding debt. These repurchase requirements may also delay or make it harder for others to obtain control of us.

CLAIMS BY HOLDERS OF THE NOTES WILL BE SUBORDINATED TO CLAIMS BY HOLDERS OF OUR SENIOR DEBT.


    The notes rank behind all of our existing and future senior debt and effectively behind all existing and future liabilities (including trade payables) of our subsidiaries. As a result, if we declare bankruptcy, liquidate, reorganize, dissolve or otherwise wind up our affairs or are subjected to similar proceedings, we must repay all senior debt before we will be able to make any payments on the notes. Likewise, upon a default in payment with respect to any of our debt or an event of default with respect to this debt resulting in its acceleration, our assets will be available to pay the amounts due on the notes only after all senior debt has been paid in full. In addition, we have located all of our inventory purchasing, distribution fulfillment functions, customer service functions and other related activities in our distribution subsidiary, eToys Distribution, LLC. The effect of this will be to increase the amount of our subsidiary liabilities, especially during the third and fourth calendar quarters. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture does not prohibit us or our subsidiaries from incurring additional senior debt, other debt or other liabilities. Our ability to pay our obligations on the notes could be adversely affected if we or our subsidiaries incur more debt.



    As of March 31, 2000, we had outstanding $16.6 million of senior debt and $23.5 million of subsidiary liabilities (of which $4.6 million also qualifies as senior debt) to which the notes are subordinated. Both we and our subsidiaries expect that from time to time we will incur additional debt to which the notes will be subordinated.


YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

    There is no public market for the notes. The initial purchasers made a market in the notes, but it may cease its market-making at any time.

    We do not intend to apply for a listing of any of the notes on any securities exchange. We do not know if an active public market will develop for the notes or, if developed, will continue. If an active market is not developed or maintained, the market price and the liquidity of the notes may be adversely affected.

    In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry. As a result, you cannot be sure that an active trading market will develop for these notes.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE AND THE PRICE OF THE NOTES TO FALL.


    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market prices of the notes and our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2000, we had outstanding 121,214,105 shares of common stock and 22,463,321 options to acquire common stock, of which 4,119,590 options were vested and exercisable. As of March 31, 2000, of the shares that are currently outstanding, 47,848,398 are freely tradeable in the public market and 73,365,707 are tradeable in the public market subject to the restrictions, if any, applicable under Rule 144 and Rule 145 of the Securities Act. All shares acquired upon exercise of options will be freely tradeable in the public market.



    In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) one percent of the number of shares of common stock then outstanding (which for eToys was 1,212,141 shares as of March 31, 2000) or (b) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Although the holders of a substantial amount of our common stock are subject to selling restrictions contained in Rule 144, sales by such stockholders of a substantial amount of our common stock could adversely affect the market price of the notes and our common stock.


                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS


    In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus, including those beginning on page 3, in evaluating an investment in the notes or the common stock issuable upon conversion of the notes. This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may", "will", "expects", "plans", "anticipates", "estimates", "potential", or "continue" or the negative thereof or other comparable terminology. Although eToys believes that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. eToys' future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and eToys assumes no obligation to update any such forward-looking statement or reason why actual results might differ.

                                  THE COMPANY



    We are a leading Web-based retailer focused exclusively on childern's products, including toys, video games, books, software, videos, music and baby-oriented products. Through our wholly-owned subsidiary, BabyCenter, we offer Webby-award winning content and community for new and expectant parents and an online store with an extensive selection of baby-oriented products and supplies. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we believe we are able to deliver a unique shopping experience to consumers. Our online store offers an extensive selection of competitively priced children's products; with over 100,000 SKUs. Our Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-use Web pages. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.



    In October 1999, we launched eToys.co.uk, which incorporates our technology and online store design and offers consumers in the United Kingdom over 5,000 SKUs of children's toys, software, videos and video games tailored to this market. In addition, in November 1999, we began offering services to all provinces of Canada through our eToys.com store, and in March 2000 we launched the BabyCenter brand in the United Kingdom, offering a content and community site for parents and expectant parents located at www.babycentre.co.uk.

                                USE OF PROCEEDS


    The selling securityholders will receive all of the proceeds from the sale of the securities sold pursuant to this prospectus. We will not receive any of the proceeds from sales by the selling securityholders of the offered securities.



                       RATIO OF EARNINGS TO FIXED CHARGES



    We have not recorded earnings for any of the three years ended March 31, 2000 and therefore are unable to cover fixed charges and unable to disclose the ratio of earnings to fixed charges. However, the following table discloses our pre-tax loss from continuing operations and our amount of fixed charges for the periods indicated.



                                                                   YEAR ENDED MARCH 31,
                                                              -------------------------------
                                                                1998       1999       2000
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
Pre-tax loss from continuing operations.....................   $ 2,267   $ 28,557   $ 189,626

Fixed charges:
  Interest expense, including amortization of debt financing
    costs...................................................        15         47       4,008
  Interest component of rent expense on operating leases....         8         95         939
Total Fixed charges.........................................   $    23   $    142   $   4,947
                                                               =======   ========   =========
Ratio of loss to fixed charges..............................    (a)        (a)         (a)
                                                               =======   ========   =========


------------------------


(a) As a result of the loss incurred for the years ended March 31, 1998, 1999 and 2000, the ratio coverage was less than 1:1 because we were unable to cover the indicated fixed charges. We must generate additional earnings of $2,267, $28,557 and $189,626 for the years ended March 31, 1998, 1999 and
    2000, respectively, to achieve a coverage of 1:1.

                            DESCRIPTION OF THE NOTES

    The Notes were issued under an Indenture between us and U.S. Bank Trust National Association, as trustee (the "Trustee"). The Indenture and the Notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the Notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain Indenture sections. Wherever we refer to particular sections or defined terms, those sections or defined terms are incorporated herein by reference. In this section, references to "eToys" or "we" or "us" refer solely to eToys Inc. and not its subsidiaries.

GENERAL

    The Notes are general, unsecured obligations of eToys. The Notes are subordinated, which means that they rank behind certain of our other Indebtedness as described below. The Notes are for $150,000,000 aggregate principal amount. Payment of the full principal amount of the Notes will be due on December 1, 2004.

    The Notes will bear interest at the annual rate shown on the front cover of this prospectus from December 6, 1999. We will pay interest twice a year, on each June 1 and December 1 (each, an "Interest Payment Date"), beginning
June 1, 2000, until the principal is paid or made available for payment. Interest will be paid to the person in whose name the note is registered at the close of business on the preceding May 15 or November 15, as the case may be (each, a "Regular Record Date"). Interest payable per $1,000 principal amount of notes for the period from December 6, 1999 to June 1, 2000, will be $30.38. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    The Notes are convertible into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on December 1, 2004, unless the Notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

    We may redeem the Notes at our option at any time on or after December 1, 2002, in whole or in part, at the redemption prices set forth below under the heading "Optional Redemption", plus accrued and unpaid interest to the redemption date. If there is a Change in Control, you may have the right to require us to repurchase your Notes as described below under the heading "Repurchase at Option of Holders Upon a Change in Control".

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

    The Notes are issued:

    - only in fully registered form;

    - without interest coupons; and

    - in denominations of $1,000 and greater multiples.

    Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the Notes will be payable, and the Notes may be presented for registration or exchange, at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York. Until we designate otherwise, our office or agency will be the Trustee's corporate trust office presently located in the Borough of Manhattan, The City of New York.

    The Notes initially are evidenced by a global note that is on deposit with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. The global note and any Notes issued in exchange for the global note are subject to restrictions on transfer and bear a legend regarding those restrictions. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    The global note will not be registered in the name of any person, or exchanged for Notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

    - DTC has notified us that it is unwilling or unable to continue as depositary for the global note or has ceased to be a clearing agency registered as such under the Exchange Act or announces an intention permanently to cease business or does in fact do so; or

    - an Event of Default with respect to the Notes represented by the global note has occurred and is continuing.

    In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

    DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

    - you cannot receive Notes registered in your name it they are represented by the global note;

    - you cannot receive certificated (physical) Notes in exchange for your beneficial interest in the global notes;

    - you will not be considered to be the owner or holder of the global note or any Note it represents for any purpose; and

    - all payments on the global note will be made to DTC or its nominee.

    The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

    Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for its participants' interests) and the records kept by those participants (for interests of persons participants hold on their behalf).

    Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

    We will make cash payments of interest on, and principal of, and the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

    We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in Notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

    We will send any redemption notices to Cede. We understand that if less than all the Notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

    We also understand that neither DTC nor Cede will consent or vote with respect to the Notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

    Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

    DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the Notes represented by the global note as to which such participant has, or participants have, given such direction.

    DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


    DTC's management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to perform its services properly is also dependent upon other parties, including, but not limited to, us and our agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting, and will continue to contact, third party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant, and to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.


    According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation.

    DTC's policies and procedures, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made an the global note, and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

    You may, at your option, convert any portion of the principal amount of a Note that is an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the maturity date, unless the Note has been previously redeemed or repurchased, at a conversion rate equal to
13.5323 shares per $1,000 principal amount of Notes. This conversion rate is equivalent to a conversion price of approximately $73.90 per share. The conversion rate is subject to adjustment as described below. Your right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day immediately preceding the redemption date or repurchase date for that Note, unless we default in making the payment due upon redemption or repurchase.

    The holder of a Note can convert the Note by delivering the Note at the Trustee's Corporate Trust Office, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC's rule and procedures. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share, and the Trustee shall deliver the certificate(s) to the Conversion Agent for delivery to the holder of the Note being converted. The shares of common stock issuable upon conversion of the Notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

    If you surrender a Note for conversion on a date that is not an Interest Payment Date, you will not be entitled to receive any interest for the period from the preceding Interest Payment Date to the data of conversion, except as described below. If you are a holder of a Note on a Regular Record Date, including a Note that is subsequently surrendered for conversion after the Regular Record Date, you will receive the interest payable on such Note on the next Interest Payment Date. To correct for this resulting overpayment of interest, we will require that any Note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next Interest Payment Date be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a Note, or a portion of a Note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the Regular Record Date and the close of business on the next Interest Payment Date.

    No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a Note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of Notes. Instead, we will pay an amount in cash based on the average of the high and low sales price of the common stock on the conversion date.

    If you deliver a Note for conversion, you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, you will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the Note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

    The conversion rate is subject to adjustment if, among other things:

    (1) there is a dividend or other distribution payable in common stock on shares of our common stock,

    (2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the Indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur,

    (3) we subdivide, reclassify or combine our common stock,

    (4) we distribute to all holders of our common stock evidences of our Indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

       - those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above;

       - dividends and distributions paid in cash (except as set forth in paragraphs (5) and (6) below); and

       - distributions upon a merger or consolidation as discussed below,

    (5) we make a distribution consisting exclusively of cash (excluding cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock if the aggregate amount of the distribution combined together with (A) other such all cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made exceeds 10% of our market capitalization, being the product of the Current Market Price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding, or

    (6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock concluded within the 365-day period preceding the completion of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

    We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

    If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each Note then outstanding will, without the consent of the holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of, common stock into which the Note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

    We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. Any such determination will be conclusive. We will give holders of Notes at least 15 days' notice of such an increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a "Change In Control", as defined below.

    If at any time we make a distribution of property to our stockholders that would be taxable to them as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of eToys, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of Notes. For more details, see the section "Certain Federal Income Tax Consequences."

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on the Notes (including any Liquidated Damages (as defined herein) and any amounts payable upon the redemption or repurchase of the Notes that the Indenture permits) is subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of all of our Senior Debt. "Senior Debt" means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

    - all our Indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument;

    - all our obligations for money borrowed;

    - all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

    - all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

    - all our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including related reimbursement obligations;

    - all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

    - all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

    - renewals, extensions, modifications, replacements, restatements and refundings of, or any Indebtedness or obligation issued in exchange for any Indebtedness or obligation described in the bullets above.

    Senior Debt will not include any Indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the Indebtedness or obligation is issued, expressly provide that the Indebtedness or obligation is not superior in right of payment to the Notes. In addition, Senior Debt will not include trade payables and any Indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

    We will not make any payment on account of principal, premium or interest on the Notes (including any Liquidated Damages and any amounts payable upon the redemption or repurchase of the Notes) if either of the following occurs:

    - we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation (a "Payment Default"), and the default continues beyond any grace period that we may have to make those payments; or

    - a default (other than a Payment Default) occurs and is continuing on any Designated Senior Debt, as defined below, and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from a holder of the Designated Senior Debt (or, in the case of a syndicated credit facility, the agent or representative of the lenders thereunder).

    If payments of the Notes have been blocked by a Payment Default, payments on the Notes may resume (including missed payments, if any) when the Payment Default has been cured or waived. If payments on the Notes have been blocked by a default (other than a Payment Default) payments on the Notes may resume (including missed payments, if any) on the earlier of (1) the date on which such default is cured or waived, or (2) 179 days after the date on which the Trustee receives the Payment Blockage Notice.

    No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the Notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

    - 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

    - all scheduled payments of principal, any premium and interest on the Notes that have come due have been paid in full in cash.

    "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be "Designated Senior Debt" for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.


    In addition, upon any acceleration of the principal due on the Notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on all Senior Debt must be paid in full in cash or cash equivalents before you will be entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you. As of March 31, 2000, we had approximately $16.6 million of Senior Debt outstanding.


    In addition, the Notes are "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the subsidiary's assets and any indebtedness of the subsidiary senior to that which we hold.

    The Indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION

    On or after December 1, 2002, we may redeem the Notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on December 1 of the following years:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2002........................................................      102.500%
2003........................................................      101.250%

and, if applicable, thereafter is equal to 100% of the principal amount. In each case, we will also pay accrued interest to the redemption date. The Indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

    No "sinking fund" is provided for the Notes, which means that the Indenture does not require us to redeem or retire the Notes periodically.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

    If a Change In Control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your Notes not called for redemption, or any portion of the principal amount of your Notes that is equal to $1,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the repurchase date.

    At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock, valued at 95% of the average of the high and low sales prices of the common stock for each of the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the Indenture. Because the number of shares of common stock to be delivered to holders of Notes in payment of the repurchase price (should we elect such payment option) is determined on the basis of the market price of our common stock after we have given notice of the occurrence of the Change in Control and prior to the repurchase date, the value of the shares of common stock on the date of delivery thereof to such holders may be more or less than the repurchase price had we elected to pay such price in cash.

    Within 30 days after the occurrence of a Change in Control, we are obligated to give you notice of the Change in Control and of your repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, you must deliver, on or before the 30th day (or such greater period as may be required by applicable law) after the date of our notice, irrevocable written notice to the Trustee of your exercise of your repurchase right, together with the Notes with respect to which that right is being exercised. We are required to make the repurchase on a date that is no later than 75 days after the occurrence of a Change in Control.

    A Change in Control will be deemed to have occurred at such time after the original issuance of the Notes any of the following occurs:

    (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of our subsidiaries or any of our employee benefit plans will not trigger this provision;

    (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

       - the transaction is a merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest of the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction; or

       - the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of us or another corporation; or

    (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person, other than a transaction pursuant to which holders of our common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest of the transferee person entitled to vote generally in elections of directors of the transferee person immediately after the transaction.

    However, a Change in Control will not be deemed to have occurred if the average of the high and low sales price per share of our common stock for any five trading days within (A) the period of 10 consecutive trading days ending immediately after the later of the Change in Control and the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock not involving a merger or consolidation covered by clause (B) below, or (B) the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, in each case, equals or exceeds 105% of the conversion price of the Notes in effect on each of those trading days.

    For purposes of these provisions:

    - the conversion price is equal to $1,000 divided by the conversion rate;
      and

    - whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act.

    Any Change in Control will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not be deemed to cause a breach of our obligations under the Indenture.

    We may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Notes surrendered may not be reissued or resold and will be canceled promptly.

    The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your Notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

    The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

    Our ability to repurchase Notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could cause an event of default or be prohibited or limited by the terms of Senior Debt. As a result, any repurchase of the Notes would, absent a waiver, be prohibited under the Indenture's subordination provisions until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that holders seeking to exercise their repurchase right deliver to us. If we were to fail to repurchase the Notes when required following a Change in Control, an Event of Default would occur, whether or not such repurchase is permitted by the Indenture's subordination provisions. Any such default may, in turn, cause a default under our Senior Debt. For more details, see above under the heading "Subordination."

MERGERS AND SALES OF ASSETS

    We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless each of the following requirements is met.

    - the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia and, if other than us, expressly assumes the due and punctual payment of the principal of, any premium, and interest on the Notes and the performance of our other covenants under the Indenture; and

    - immediately after giving effect to that transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture:

    - we fail to pay principal of or any premium on any Note when due, whether or not the payment is prohibited by the Indenture's subordination provisions;

    - we fail to pay any interest on any Note when due and that default continues for 30 days, whether or not the payment is prohibited by the Indenture's subordination provisions;

    - we fail to give the notice that we are required to give if there is a Change in Control, whether or not the notice is prohibited by the Indenture's subordination provisions;

    - we fail to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding Notes;

    - we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our subsidiaries in excess of $25 million if the indebtedness is not discharged, or, if such indebtedness has been accelerated, such acceleration is not annulled, within 30 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes; and

    - events of bankruptcy, insolvency or reorganization with respect to us and our significant subsidiaries specified in the Indenture.

    Subject to the provisions of the Indenture relating to the Trustee's duties, if an Event of Default exists, the Trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless they have offered to the Trustee reasonable indemnity. Subject to such Trustee indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture, and the Trustee may take any other action the Trustee deems proper which is not inconsistent with such direction.

    If an Event of Default, other than an Event of Default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may accelerate the maturity of all Notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under circumstances set forth in the Indenture, rescind the acceleration if all Events of Default, other than the nonpayment of principal of the Notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the Notes will automatically become immediately due and payable without any declaration or other act an the part of the holders of the Notes or the Trustee.

    Before you may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

    - you must have given the Trustee written notice of a continuing Event of Default;

    - other holders of at least 25% of the aggregate principal amount of all outstanding Notes must make a written request of the Trustee to take action because of the default and must have offered reasonable indemnification to the Trustee against the cost, liabilities and expenses of taking such action; and

    - the Trustee must not have taken action for 60 days after receiving such notice and offer of indemnification.

    These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest on, a Note, or the repurchase price payable for a Note on or after the due dates for such payments, or of the right to convert the Note in accordance with the Indenture.

    We will furnish to the Trustee annually a statement as to our performance of our obligations under the Indenture and as to any default in performance.

MODIFICATION AND WAIVER

    The Indenture contains provisions permitting us and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the Notes. With the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, we and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders, PROVIDED, that no such modification may, without the consent of each Holder affected thereby

    - change the stated maturity of the principal or interest of a Note;

    - reduce the principal amount, any premium or interest on any Note;

    - reduce the amount payable upon a redemption at our option;

    - amend or modify our obligation to make or consummate a repurchase offer upon a Change in Control after our obligation to make a Change in Control repurchase offer arises;

    - change the place or currency of payment on a Note;

    - impair the right to institute suit for the enforcement of any payment on any Note;

    - modify the subordination provisions in a manner that is adverse to the holders of the Notes;

    - adversely affect the right of holders of Notes to convert any of the Notes;

    - reduce the percentage of holders whose consent is needed to modify, amend or waive any provision in the Indenture; or

    - modify the provisions dealing with modification and waiver of the Indenture, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby.

    The holders of a majority in principal amount of the outstanding Notes must consent to waive our compliance with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding Notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price.

    Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to any surviving rights of conversion, or registration of transfer or exchange, or replacement of Notes, any right to receive Liquidated Damages and our obligations to the Trustee) as to all outstanding Notes when

    (1) either

    (A) all Notes theretofore authenticated and delivered (other than (x) Notes that have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or

    (B) all such Notes not theretofore delivered to the Trustee or its agent for cancellation (other than Notes referred to in clauses (x) and (y) of clause (1)(A) above)

         (I) have become due and payable, or

        (II) will become due and payable within one year, or

        (III) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense,

and we, in the case of clause (I), (II) or (III) above, have deposited with the Trustee as trust funds (immediately available to the holders of the Notes in the case of clause (I)) an amount sufficient to pay and discharge the entire principal, premium, if any, and interest (including any Liquidated Damages) on such Notes to the date of deposit (in the case of Notes which have become due and payable) or to the final maturity or redemption date, as the case may be, and

    (2) we have paid all other sums payable by us under the Indenture.

    In addition, we must deliver an officers' certificate stating that all conditions precedent to satisfaction and discharge have been complied with.

REGISTRATION RIGHTS

    We entered into a registration rights agreement with the Initial Purchasers (the "Registration Rights Agreement"). In the Registration Rights Agreement we agreed, for the benefit of the holders of the Notes and the shares of common stock issuable upon conversion of the Notes (together, the "Registrable Securities," but excluding securities that are eligible for disposition under Rule 144 of the Securities Act) that we will, at our expense:

    - file with the Commission, on or prior to 90 days following the date the Notes are originally issued, a shelf registration statement covering resales of the Registrable Securities;

    - use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to 180 days following the date the Notes are originally issued; and

    - use our reasonable efforts to keep effective the shelf registration statement until two years after the date it is declared effective or, if earlier, until there are no outstanding Registrable Securities (the "Effectiveness Period").

    We will provide to each holder of Registrable Securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

    Upon written notice to all the holders of Notes, we will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of Registrable Securities during prescribed periods of time if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. The periods during which we can suspend the use of the prospectus may not exceed a total of 45 days, whether or not consecutive, in any 90-day period or a total of 90 days in any 365-day period.

    Upon receipt of such notice, the holders of Notes are required to cease disposing of securities under the prospectus and to keep the notice confidential.

    Liquidated damages ("Liquidated Damages") will accrue if either of the following events ("Registration Defaults") occurs:

    - on or prior to 90 days following the date the Notes were originally issued, a shelf registration statement has not been filed with the Commission; or

    - on or prior to 180 days following the date the Notes were originally issued, the Commission does not declare the shelf registration statement effective.

    In either case, Liquidated Damages will accrue from and including the day following the Registration Default to but excluding the day on which the Registration Default is cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages begin to accrue.

    The rates at which Liquidated Damages for Registration Defaults will accrue will be as follows:

    - $.05 per week per $1,000 principal amount of the Notes to and including the 90(th) day after the Registration Default; and

    - $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum of $.25 per week per $1,000 principal amount of Notes.

    In addition, Liquidated Damages will accrue if:

    - the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period; or

    - the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 365-day period.

    In either such event, the Liquidated Damages will accrue (subject to the limitation set forth above) at a rate of $.05 per week per $1,000 principal amount of Notes from the 46th day of the 90-day period or the 91st day of the 365-day period. The Liquidated Damages will continue to accrue until the earlier of the following:

    - the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the Liquidated Damages; or

    - the time the Effectiveness Period expires.

    A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

    We will mail a Notice and Questionnaire to the holders of Registrable Securities not less than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective (the "Effective Time").

    No holder of Registrable Securities will be entitled to be named as a selling security holder in the shelf registration statement as of the Effective Time, and no holder of Registrable Securities will be entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to us by the deadline for response set forth in the Notice and Questionnaire. Holders of Registrable Securities will, however, have at least 20 calendar days from the date on which the Notices and Questionnaire is first mailed to them to return a completed and signed Notice and Questionnaire to us.

    Beneficial owners of Registrable Securities who have not returned a Notice and Questionnaire by the questionnaire deadline described above may receive another Notice and Questionnaire from us upon request. When we receive a completed and signed Notice and Questionnaire, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

    We agree in the Registration Rights Agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the Notes to be quoted on The Nasdaq National Market. However, if the common stock is not then quoted on The Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the Notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, if any, on or prior to the effectiveness of the shelf registration statement.

    This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which we will make available to beneficial owners of the Notes upon request to us.

NOTICES

    We will give notice to holders of the Notes by mail to the addresses of the holders as they appear in the Security Register. Notices will be deemed to have been given on the date of mailing.

REPLACEMENT OF NOTES

    We will replace, at the holders' expense, Notes that become mutilated, destroyed, stolen or lost upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the Note before a replacement Note will be issued.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

    No direct or indirect stockholder, officer, director or employee, as such, past, present or future of eToys, or any successor entity, shall have any personal liability in respect of our obligations under the Indenture or the Notes solely by reason of his or its status as such stockholder, officer, director or employee.

THE TRUSTEE

    The Trustee for the holders of Notes issued under the Indenture is U.S. Bank Trust National Association. If an Event of Default occurs, and is not cured, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of Notes, unless they have offered the Trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue 600,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

COMMON STOCK


    As of March 31, 2000, there were 121,214,105 shares of common stock outstanding, held of record by approximately 942 stockholders. In addition, as of March 31, 2000, there were 22,463,321 shares of common stock subject to outstanding options.



    The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.


PREFERRED STOCK

    The Board of Directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We currently do not have any shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANTS


    As of March 31, 2000, there were warrants outstanding to purchase a total of
(a) 2,500 shares of common stock at a price of $50.375 per share and (b) 1,500 shares of common stock at a price of $11.375 per share.


REGISTRATION RIGHTS

    The holders of 68,677,269 shares of common stock and options to purchase 3,825,750 shares of common stock (the "registrable securities") are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of the registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

    - The holders of at least 25% of the then outstanding registrable securities may require, on two occasions beginning November 16, 1999 that we use our best efforts to register the registrable securities for public resale.

    - If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

    - The holders of at least 25% of the then outstanding registrable securities may require us on three occasions to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided that the proposed aggregate selling price is at least $2,000,000.

    We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate on May 25, 2004 or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act. The filing of the Registration Statement for which this prospectus forms a part also does not trigger any registration rights under the registration rights agreement.

DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of eToys to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

    - the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    - on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.


    Our Certificate of Incorporation and Bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Commencing on the record date for our first annual meeting of stockholders on which we have at least 800 stockholders, which is expected to be the record date for the annual meeting held in 2000, our Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address is 400 South Hope Street, 4th Floor, Los Angeles, California 90071 and telephone number is
(213) 553-9730.

                            SELLING SECURITYHOLDERS



    The following table sets forth, as of March 7, 2000, the respective principal amount of convertible notes beneficially owned and offered hereby by each selling securityholder, the common stock owned by each selling securityholder and the common stock issuable upon conversion of the convertible notes, which may be sold from time to time by selling securityholders pursuant to this prospectus. Such information has been obtained from the selling securityholders.



                                        PRINCIPAL
                                         AMOUNT                         COMMON
                                        OF NOTES        PERCENT OF    STOCK OWNED      COMMON
                                      BENEFICIALLY        TOTAL        PRIOR TO     STOCK TO BE
                                        OWNED AND      OUTSTANDING     THE NOTE      REGISTERED
NAME                                 OFFERED HEREBY       NOTES        OFFERING      HEREBY (1)
----                                 ---------------   ------------   -----------   ------------
AAM/Zazove Institutional Income
  Fund, L.P........................   $  1,000,000            *          None           13,532
American Masters Fund "AG Absolute
  Return Series" Limited...........        600,000            *          None            8,119
Aragon Investments Ltd.............        890,000            *          None           12,043
Bancroft Convertible Fund, Inc.....        750,000            *          None           10,149
BankAmerica Pension Plan...........      3,000,000          2.0          None           40,596
Carty and Company Inc..............        300,000            *          None            4,059
Citadel Trading Group LLC..........        550,000            *          None            7,442
Convexity Partners LP..............        200,000            *          None            2,706
Credit Research & Trading LLC......      2,000,000          1.3          None           27,064
Deeprock & Co......................      1,500,000          1.0          None           20,298
Deutsche Bank Securities Inc.......     24,550,000         16.4          None          332,217
Donaldson, Lufkin & Jenrette
  Securities Corp..................      3,750,000          2.5          None           50,746
Ellsworth Convertible Growth and
  Income Fund, Inc.................        750,000            *          None           10,149
General Motors Welfare Benefit
  Trust (L-T Veba).................      4,000,000          2.7          None           54,129
Goldman Sachs and Company..........        250,000            *          None            3,383
Helix Convertible Opportunities
  L.P..............................      2,670,000          1.8          None           36,131
Helix Convertible Opportunity Fund
  Ltd..............................      1,120,000            *          None           15,156
Highbridge International LLC.......      1,500,000          1.0          None           20,298
JMG Capital Partners, LP...........      6,625,000          4.4          None           89,651
JMG Triton Offshore Fund, Ltd......     14,375,000          9.6          None          194,526
Jackson Investment Fund Ltd........         60,000            *          None              811
J.P. Morgan Securities.............      2,000,000          1.3          None           27,064
Luxor Master Fund..................      1,000,000            *          None           13,532
Merrill Lynch Pierce Fenner & Smith
  Inc..............................      1,150,000            *          None           15,562
MichaelAngelo, L.P.................      5,825,000          3.9          None           78,825
Peoples Benefit Life Insurance
  Company..........................      4,800,000          3.2          None           64,955
Pine Grove Equitized Partners V,
  LLC..............................      1,000,000            *          None           13,532
Putnam Advisory Company, Inc.......      1,655,000          1.1          None           23,395
Putnam Investment Management,
  Inc..............................      3,270,000          2.2          None           44,250
Ramius, L.P........................      4,000,000          2.7          None           54,129

                                        PRINCIPAL
                                         AMOUNT                         COMMON
                                        OF NOTES        PERCENT OF    STOCK OWNED      COMMON
                                      BENEFICIALLY        TOTAL        PRIOR TO     STOCK TO BE
                                        OWNED AND      OUTSTANDING     THE NOTE      REGISTERED
NAME                                 OFFERED HEREBY       NOTES        OFFERING      HEREBY (1)
----                                 ---------------   ------------   -----------   ------------
Raphael II, Ltd....................        600,000            *          None            8,119
RCG Baldwin, L.P...................      2,000,000          1.3          None           27,064
RCG Multi-Strategy Account, L.P....      5,825,000          3.9          None           78,825
Sagamore Hill Hub Fund Ltd.........      1,750,000          1.2          None           23,681
San Diego County Employees
  Retirement Assoc.................      1,000,000            *          None           13,532
SG Cowen Securities Corp...........      2,500,000          1.7          None           33,830
State Street Corp..................      9,925,000          6.6          None          134,308
The Common Fund FAO Absolute Return
  Fund.............................        350,000            *          None            4,736
Triarc Companies, Inc..............        600,000            *          None            8,119
Tribeca Investments LLC............     10,000,000          6.7          None          135,323
Van Kampen Convertible Securities
  Fund.............................        969,000            *          None           13,112
Van Kampen Harbor Fund.............      5,031,000          3.4          None           68,081
Worldwide Transactions Ltd.........        265,000            *          None            3,586
WR Investment Partners Market
  Neutral Fund L.P.................         95,000            *          None            1,285
Other holders of notes or future
  transferees of such holders(2)...     13,950,000          9.3            --          188,775
                                      ------------        -----          ----        ---------
                                       150,000,000         100%          None        2,029,845


------------------------


*   less than one percent



(1) The shares of common stock to be registered are calculated on an "as converted" basis using the conversion rate described on the front cover page of this prospectus.



(2) Information about other selling securityholders will be set forth in prospectus supplements if required.



    None of the selling securityholders listed above has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except that Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation were underwriters for our initial public offering of common stock in May 1999. Because the selling securityholders may offer all or some portion of the above-referenced securities pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling securityholders upon termination of any such sale. In addition, the selling securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since the date they provided the information regarding their securities, in transactions exempt from the registration requirements of the Securities Act. The selling securityholders may sell all, part or none of the securities listed above.



    Generally, only selling securityholders identified in the foregoing table who beneficially own the securities set forth opposite their respective names may sell the securities pursuant to the registration statement, of which this prospectus forms a part. We may from time to time include additional selling securityholders in supplements to this prospectus.

                              PLAN OF DISTRIBUTION



    We are registering the notes and the shares of common stock issuable upon conversion of the notes to permit public secondary trading of these securities by their holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the securities. We will bear all fees and expenses incident to our obligation to register the securities.



    The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions (which may involve crosses or block transactions)



    (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,



    (2) in the over-the-counter market,



    (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,



    (4) through the writing of options (whether such options are listed on an options exchange or otherwise), or



    (5) through the settlement of short sales.



    In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and deliver securities to close out short positions, or loan or pledge securities to broker-dealers that in turn may sell such securities. If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved).



    The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to the prospectus. The selling securityholders also may transfer and donate securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.



    The outstanding common stock is listed for trading on The Nasdaq National Market under the symbol "ETYS." We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the convertible notes. For more details, see the section "Risk Factors."

    The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon our being notified by a named selling shareholder that a donee or a pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.



    Under the securities laws of certain states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.



    There can be no assurance that any selling securityholder will sell any or all of the securities registered pursuant to the shelf registration statement, of which this prospectus forms a part. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.



    The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.



    We will pay all expenses of the registration of the convertible notes and common stock pursuant to the Registration Rights Agreement estimated to be $155,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; PROVIDED, HOWEVER, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against civil liabilities, including certain liabilities under the Securities Act, in accordance with the Registration Rights Agreement or the selling securityholders will be entitled to contribution. We will be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling securityholders, in accordance with the Registration Rights Agreement or will be entitled to contribution.



    Once sold under the shelf registration statement, of which this prospectus forms a part, the securities will be freely tradable in the hands of persons other than our affiliates.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



    The following is a summary of certain Federal income tax considerations that are anticipated to be material for investors who purchase notes from the Selling Securityholders and is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation that may be relevant to particular investors in light of their individual investment circumstances or to certain types of investors subject to special tax rules, such as financial institutions, insurance companies, tax-exempt organizations, foreign taxpayers and persons that will hold the notes as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for Federal income tax purposes or that have a functional currency other than the U.S. dollar. In addition, this summary does not discuss any state, local or foreign tax considerations. This summary assumes that investors will hold their notes, and the common stock received upon conversion of the notes, as "capital assets" (generally, property held for investment) as defined in the Internal Revenue Code of 1986, as amended. Prospective purchasers are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the purchase, ownership, conversion and disposition of the notes and the ownership and disposition of the common stock received upon conversion of the notes.



CONVERSION



    A holder's conversion of a note into common stock is generally not a taxable event (except with respect to any cash received in lieu of a fractional share). The holder's tax basis in the common stock received on conversion of a note will be the same as the holder's tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion will include the holding period of the note converted.



CONSTRUCTIVE DIVIDEND



    If at any time eToys makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion price of the notes is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of the notes. For example, a decrease in the conversion price in the event of distributions of evidences of indebtedness or assets of eToys will generally result in deemed dividend treatment to holders, but generally a decrease in the event of pro-rata stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of the Notes--Conversion Rights."



SALE OR DISPOSITION



    Subject to the market discount rules discussed below, a holder will generally recognize capital gain or loss upon the sale or other taxable disposition (including, in the case of the notes, the redemption) of a note or common stock in an amount equal to the difference between the amount realized from such disposition and his tax basis in the note or common stock. Such gain or loss will be long-term if the note or common stock has been held for more than one year.



MARKET DISCOUNT



    Holder of the notes, other than original purchasers, may be subject to the market discount rules. A note will have "market discount" if its stated redemption price at maturity exceeds its tax basis in the hands of the holder immediately after its acquisition, unless a statutorily defined DE MINIMIS exception applies. Under the market discount rules, gain recognized by a holder upon the sale or other taxable disposition of notes with market discount will generally be treated as ordinary income to the extent of the market discount accrued during such holder's period of ownership. The market discount rules also provide that a holder who acquires a note at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such note until the holder disposes of such note in a taxable transaction. Both of these rules will not apply to a holder who had previously elected to include market discount in income as it accrued for Federal income tax purposes.



                                 LEGAL MATTERS


    The validity of the issuance of the securities being offered hereby will be passed upon for eToys by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS


    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at March 31, 2000 and 1999, and for each of the three years in the period ended March 31, 2000 and the financial statements of BabyCenter, Inc. as of March 31, 1999 and September 30, 1998 and 1997 and for the six month period ended March 31, 1999, the year ended September 30, 1998 and the period from inception (February 11, 1997) to September 30, 1997as set forth in their report which is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION



    eToys is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, eToys files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by eToys may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's following Regional Offices' New York Regional Office, 7 World Trade Center, New York, New York, 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. eToys's common stock is listed on the Nasdaq Stock Market-National Market System and such reports, proxy statements and other information concerning eToys may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


    If at any time during the two-year period following the date of original issue of the notes, eToys is not subject to the information requirements of
Section 13 or 15(d) of the Exchange Act, eToys will furnish to holders of notes, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued on conversion thereof.


    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:



1.  Annual Report on Form 10-K for the fiscal year ended March 31, 2000.



2.  Current Report on Form 8-K dated June 2, 2000.



    You may request a copy of these filings, at no cost by writing or telephoning us at the following address:



    eToys Inc.
    General Counsel
    3100 Ocean Park Blvd.,
    Suite 300
    Santa Monica, CA 90405
    (310) 664-8100



    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by eToys in connection with the sale of Notes and Common Stock being registered. All amounts are estimates except the SEC registration fee.



                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $ 21,954
Printing and engraving expenses.............................    100,000
Legal fees and expenses.....................................     15,000
Accounting fees and expenses................................     15,000
Miscellaneous fees and expenses.............................      3,046
                                                               --------
    Total...................................................   $155,000
                                                               ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS



    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of our current Certificate of Incorporation and Article VI of our current Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements with our officers and directors.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


NUMBER                  DESCRIPTION
------                  -----------
             4.2        Indenture for the 6.25% Convertible Subordinated Notes due
                          2004, dated as of December 6, 1999, by and between eToys.
                          and U.S. Bank Trust National Association, as debt trustee
                          including the form of 6.25% Convertible Subordinated Note
                          due 2004 in Section 2.1 of the Indenture.*
             4.3        Registration Rights Agreement, dated as of December 1, 1999, by and among eToys and the Initial Purchasers.*
             5.1        Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                          regarding the legality of the securities being registered.
            12.1        Statement re: Computation of Ratio of Earnings to Fixed
                          Charges.
            23.1        Consent of Ernst & Young LLP, Independent Auditors.
            23.2        Consent of Ernst & Young LLP, Independent Auditors.
            23.3        Consent of Attorneys (see Exhibit 5.1).
            25.1        Form T-1 Statement of Eligibility under the Trust Indenture
                          Act of 1939, as amended, of U.S. Bank Trust National
                          Association, as Trustee under the Indenture included as
                          Exhibit 4.2.


------------------------


* Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 2000.

ITEM 17. UNDERTAKINGS



(a) The undersigned registrant hereby undertakes:


    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.


    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.



(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California on June 2, 2000.



                                                       ETOYS INC.

                                                       By:              /s/ PETER JUZWIAK
                                                            -----------------------------------------
                                                                          Peter Juzwiak
                                                                        VICE PRESIDENT AND
                                                                         GENERAL COUNSEL



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS
AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



                      SIGNATURE                                  TITLE                   DATE
                      ---------                                  -----                   ----
                          *                            President, Chief
     -------------------------------------------         Executive Officer and       June 2, 2000
                   Edward C. Lenk                        Chairman of the Board

                          *
     -------------------------------------------       Chief Financial Officer       June 2, 2000
                  Steven J. Schoch

                          *
     -------------------------------------------       Director                      June 2, 2000
                   Peter C.M. Hart

                          *
     -------------------------------------------       Director                      June 2, 2000
                      Tony Hung

                          *
     -------------------------------------------       Director                      June 2, 2000
                   Michael Moritz

                          *
     -------------------------------------------       Director                      June 2, 2000
                     Daniel Nova



By:                     /s/ PETER JUZWIAK
             --------------------------------------
                          Peter Juzwiak
                        ATTORNEY IN FACT

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                                          DESCRIPTION
-------                                         -----------
    5.1                 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                          regarding the legality of the securities issued.
   12.1                 Statement re: Computation of Ratio of Earnings to Fixed
                          Charges
   23.1                 Consent of Ernst & Young LLP, Independent Auditors.
   23.2                 Consent of Ernst & Young LLP, Independent Auditors.
   23.3                 Consent of Attorneys (see Exhibit 5.1).
   25.1                 Form T-1 Statement of Eligibility under the Trust Indenture
                          Act of 1939, as amended, of U.S. Bank Trust National
                          Association, as Trustee under the Indenture previously
                          filed on Exhibit 4.2.
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